Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 18 DATED NOVEMBER 26, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 3 dated May 6, 2014, supplement no. 12 dated September 10, 2014, supplement no. 13 dated September 10, 2014, supplement no. 14 dated November 6, 2014, supplement no. 15 dated November 10, 2014, supplement no. 16 dated November 13, 2014 and supplement no. 17 dated November 19, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the timing of the update to our primary offering price and dividend reinvestment plan price; and

•	the probable acquisition of an office property containing 211,170 rentable square feet in Arlington, Virginia.
Updated Primary Offering Price and Dividend Reinvestment Plan Price
We expect to announce and implement an updated primary offering price and dividend reinvestment plan price for new purchases of common stock on December 11, 2014, which prices will be effective for shares acquired beginning the day after the announcement.  Subscriptions dated on or before December 11, 2014 will be processed at the current offering prices and subscriptions dated after such date will be processed at the updated offering prices, in each case subject to discounts that may be available for some categories of investors.
The updated offering price of shares of common stock to be sold in this offering will be determined by adding certain offering costs to the estimated value of our assets less the estimated value of our liabilities, divided by the number of shares outstanding, all as of September 30, 2014. As such, the offering price of our shares will not be a statement of our net asset value per share as the updated offering price also will take into consideration the costs and expenses associated with raising capital in this offering. Moreover, the valuation methodologies used to establish the net asset value component of our updated offering price will be based upon a number of estimates and assumptions that may not be accurate or complete. Our board of directors may adjust the offering price of the primary offering shares or dividend reinvestment plan shares during the course of this offering.
Probable Real Estate Investment
3003 Washington Boulevard
On November 21, 2014, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire 100% of the Class A voting units (the “Units”) of Clarendon Owners, LLC (“Clarendon”) from a seller that is not affiliated with us or our advisor. Clarendon is a single asset real estate investment trust and is the fee owner and ground lessee of an office property containing 211,170 rentable square feet located in Arlington, Virginia (“3003 Washington Boulevard”). We are in negotiations with the ground lessor regarding our potential acquisition of the ground lease. We can give no assurances that these negotiations will be successful. After our acquisition of the Units, 125 Class B units will be outstanding and will be redeemable for $1,000 plus accrued and unpaid dividends as of the redemption date per unit. We intend to redeem all 125 Class B units in January 2015.
The contractual purchase price of the Units is $146.8 million plus closing costs.  We intend to fund the purchase of the Units with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. We are currently negotiating the terms of the mortgage loan. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Units only after satisfaction of agreed upon closing conditions.  There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $4.5 million of earnest money.
The construction of 3003 Washington Boulevard was completed in 2014. As of November 26, 2014, 3003 Washington Boulevard was approximately 95% leased to 8 tenants with a current weighted-average remaining lease term of 13.4 years.

1